EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	2005	2004	2003	2002	2001
Earnings:
Pretax income (loss) from continuing operations	(108,543)	(60,415)	(112,059)	(163,632)	(155,587)
Add fixed charges	4,913	4,560	3,068	1,583	2,422

Earnings (as defined)	(103,630)	(55,855)	(108,991)	(162,049)	(153,165)

Fixed Charges:
Interest expense	3,226	3,209	2,038	112	577
Estimate of interest within rental expense	1,687	1,351	1,030	1,471	1,845

Total fixed charges	4,913	4,560	3,068	1,583	2,422

Ratio of earnings to fixed charges	(21.09)	(12.25)	(35.53)	(102.37)	(63.24)

Deficiency	(108,543)	(60,415)	(112,059)	(163,632)	(155,587)